Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statements on Forms S-8 (File No. 333-253670 and 333-281425) and Forms F-10 (File No. 333-290729) of Cresco Labs Inc. of our report dated March 5, 2026, relating to the consolidated financial statements, which appears in this Annual Report on Form 40-F as of and for the year ended December 31, 2025.
/s/ Baker Tilly US, LLP
Chicago, IL
March 5, 2026